

January 29, 2014

<u>Via E-mail</u>
Andrew Grundman
President and Chief Executive Officer
American Mining Corporation
970 Caughlin Crossing, Suite 100
Reno, Nevada 89519

> **Re:** **American Mining Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 24, 2014**
> **File No. 333-192759**

Dear Mr. Grundman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. We note your response to comment 1 in our letter dated January 3, 2014. Please expand your analysis for determining that the transaction is eligible to be made under Rule 415(a)(1)(i). For guidance, see our Compliance and Disclosure Interpretations (Securities Act Rules) Section 612.09, which is available on our website. In your analysis, please also address the following:

   - A materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the company and the selling shareholder or any affiliates of the selling shareholder. We note, for example, that during the fiscal year ended August 31, 2013, Mr. Mills paid accounting fees, regulatory compliance costs and bank expenses on behalf of the company. We also note that on June 20, 2013, the company received $100,000 from Ophion Management Ltd., a company controlled by Mr. Mills.

- Whether or not Mr. Mills or his affiliates are in the business of buying and selling securities.

- Compare the number of shares outstanding that are held by persons other than Mr. Mills and affiliates of the company to the number of shares being offered by Mr. Mills.

Please contact Ronald E. Alper at (202) 551-3329 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: William R. Eilers, Esq.